Management's Discussion and Analysis

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the anticipated timing of the EIS and RoD for the DeLamar Project; the NEPA schedule posted to the FAST-41 project dashboard and the benefits of the DeLamar Project’s participation in the FAST-41 Transparency Project program; the evaluation and structuring of potential financing alternatives for the development of the DeLamar Project, the establishment of a financing strategy and the timing of a potential final investment decision; the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; the expanded exploration and hydrogeological drilling campaigns at Wildcat; the Company’s revised 2026 production guidance at Florida Canyon; the planned reduction of mining rates for the balance of 2026 and its effect on blending and heap leach pad performance; the timing of completion of the stripping campaign in the Central Pit and expected access to higher-grade ore and increased production; and benefits of non-GAAP measures. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, "believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
The scientific and technical information contained in this MD&A has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three and nine months ended September 30, 2026, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the nine months ended September 30, 2026. Integra's material accounting policies are set out in Note 3 of the 2025 Annual Financial Statements.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2025 (the “2025 Annual Financial Statements”), related annual MD&A (the "2025 Annual MD&A"), Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2026 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), M tonnes (megatonnes or millions of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is November 10, 2026.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for detailed descriptions and reconciliations of the following metrics to their most comparable GAAP equivalents:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating margin
•Operating cash flow before change in working capital & operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals mines in the Americas. The Company's common shares are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "ITR" and on the NYSE American under the symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol "ITR.WT".

3. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, and average realized gold price which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q3 2026
•Mined 5.3M tonnes of ore and 3.6M tonnes of waste at a strip ratio of 0.68 at the Florida Canyon Mine for Q3 2026. As a result, the Company achieved record mining rates which averaged 97,428 tpd for the quarter, compared to 64,488 tpd in Q3 2025.
•In Q3 2026, Florida Canyon produced 17,652 gold ounces and sold 16,760 gold ounces at an average realized price of $4,272 per gold ounce, compared to 20,653 gold ounces produced and 20,265 gold ounces sold at an average realized price of $3,464 in Q3 2025.
•Quarterly revenue of $72.4 million in Q3 2026, compared to revenue of $70.7 million in Q3 2025.
•Mine operating earnings of $23.3 million in Q3 2026, compared to $28.6 million in Q3 2025.
•Q3 2026 adjusted earnings of $12.8 million, or $0.06 per share, compared to $16.3 million, or $0.10 per share recorded in Q3 2025.
•Q3 2026 net earnings of $12.9 million, or $0.06 earnings per share, compared to net loss of $8.2 million, or $0.05 loss per share recorded in Q3 2025.
•Cash costs averaged $2,419 per gold ounce, within revised guidance, and mine-site AISC averaged $3,059 per gold ounce in Q3 2026, below revised guidance. Cash costs and mine-site AISC remain impacted by increased mined, stacked and processed tonnes to support production, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
•Operating cash flow of $21.8 million in Q3 2026 decreased from $35.6 million in Q3 2025, largely due to a $15.3 million increase in cash used for working capital, primarily driven by a build-up of inventories.
•Free cash flow was $11.1 million, or $0.05 per share, for Q3 2026, compared to $20.2 million, or $0.12 per share in Q3 2025, due to lower operating cash flow.
•Cash and cash equivalents was $119.5 million at September 30, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million net proceeds from a bought deal public offering completed in Q1 2026 and free cash flow from Florida Canyon. An additional $5.3 million of restricted cash was returned to the Company this quarter due to a reduction in required cash collateral related to Florida Canyon's surety bonds program.
•The Company completed 14,309 meters of drilling this quarter, totaling 31,364 meters year to date, with encouraging results from two near-mine targets. Drilling between the Radio Tower and Central Open Pits continue to delineate a compelling zone of gold mineralization immediately adjacent to existing infrastructure. In addition, initial drilling into the northern extension of the Madre Shear zone intersected gold mineralization along a previously untested structure.
•The DeLamar Project entered the National Environmental Policy Act ("NEPA") environmental review process on May 29, 2026, with the United States Bureau of Land Management's (the "BLM") publishing of the Notice of Intent, and concluded the 30-day public scoping process in June 2026. The Company is now working closely with the BLM to provide all appropriate data to address comments received during the public scoping process and conduct environmental effects analysis. The DeLamar Project Environmental Impact Statement ("EIS") and Record of Decision ("RoD") are anticipated in the second half of 2027.
•Integra has appointed GenCap Mining Advisory (“GenCap”) to assist the Company in evaluating and structuring potential financing alternatives for the future development of DeLamar. The early initiation of this process is

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
intended to allow Integra to evaluate multiple sources of capital and establish a financing strategy well in advance of a potential final investment decision.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal nations. Specific engagement at DeLamar during the quarter included the "Let's Talk DeLamar" series of town hall meetings, designed to facilitate feedback on local priorities and operational considerations that fall outside the environmental analysis conducted through NEPA.
•Wildcat Exploration Plan of Operations ("EPO"), now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns. Exploration drilling was initiated in August 2026 to collect additional hydrogeological, geotechnical, and metallurgical data that will inform development of the Mine Plan of Operations.
•The Company is revising its 2026 production guidance at Florida Canyon from 70,000–75,000 ounces of gold to 59,000–62,000 ounces, because recent leaching rates have not kept pace with increased mining rates. To maintain effective blending and long-term heap leach pad performance, mining rates will be reduced for the remainder of the year. As the stripping campaign in the Central Pit is completed next year, access to higher-grade ore is expected to increase production.

4. Revised Guidance
Based on recent operating performance, Integra is revising its 2026 gold production guidance at the Florida Canyon Mine from 70,000–75,000 ounces to 59,000–62,000 ounces.
This year, the Company increased mining and stacking rates at Florida Canyon to maintain production from lower-grade ore while stripping the Central Pit, the location of higher-grade ore that supports future production. Recent leaching rates have not kept pace with rate of mining and to maintain effective blending and long-term heap leach pad performance, the Company will reduce mining rates for the remainder of the year.
While the ounces have been stacked on the heap leach pads, slower leach rates have delayed their recovery. In 2027, mining will advance into higher-grade ore from the Central Pit, which is expected to support improved leach performance and gold production.
The Company revised its 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Revised Guidance Range
Florida Canyon Mine
2026 Gold Production	oz	70,000 - 75,000	11,000 - 13,000	59,000 - 62,000
Previously, the Company revised its 2026 total cash cost and Mine-site AISC guidance at Florida Canyon earlier in 2026. The adjustments are primarily attributed to an increase in the tonnes mined, stacked and processed to support production, lower gold ounces sold during H1 2026, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs.
The Company previously revised its 2026 guidance as follows:

	Unit (1)	Original Guidance Range	Change	Previously Revised Guidance Range
Florida Canyon Mine
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100	$400	$2,300 - $2,500
2026 Mine-Site All-In Sustaining Costs (“AISC”)(2)	$/oz sold	$2,750 - $2,950	$550	$3,300 - $3,500
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5	$9	$16.5 - $18.5
(1)Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars
(2)Non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Revised annual cost guidance for total cash costs and AISC assumes an average gold price of $4,200/oz, however there remains pressure from elevated consumable prices and higher royalties. The royalty and excise tax component will continue to vary with realized gold prices; a $100 per ounce change in the gold price is estimated to result in approximately a $7 change per ounce.

5. Health, Safety and Environment
Integra experienced zero fatalities and one lost time injury in Q3 2026 (two year-to-date). Including the lost time injury, two MSHA-reportable injuries occurred at Florida Canyon in Q3 2026 (five year-to-date). The 2026, year-to-date ("YTD") total reportable incident frequency rate ("TRIFR") at Florida Canyon was 1.7 compared to 2.4 for YTD 2025.
Integra experienced zero quarterly reportable spills (one year-to-date), zero immediately reportable spills (zero year-to-date) and one minor reportable permit noncompliance for the quarter (three year-to-date), all at Florida Canyon.

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, and AISC which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended September 30,		Nine months ended September 30,
OPERATIONAL	Unit	2026	2025	2026	2025
Ore mined	kt	5,350	2,533	12,775	8,629
Waste mined	kt	3,614	3,399	11,094	8,164
Total Mined	kt	8,964	5,932	23,869	16,793

Crushed ore to pad	kt	1,889	2,003	5,498	5,649
Run of mine ore to pad	kt	3,318	1,165	6,724	3,638
Total placed	kt	5,207	3,168	12,222	9,287

Strip ratio	waste/ore	0.68	1.34	0.87	0.95
Ore mined/day	tpd	58,150	27,538	46,793	31,494
Total mined/day	tpd	97,428	64,488	87,431	61,515

Gold
Average grade	gpt	0.25	0.20	0.23	0.22
Recovery	%	52.5%	60.7%	55.7%	60.5%
Produced	oz	17,652	20,653	46,666	58,063
Sold	oz	16,760	20,265	45,072	57,999

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

		Three months ended September 30,		Nine months ended September 30,
FINANCIAL	Unit	2026	2025	2026	2025
Revenue	$ millions	$72.4	$70.7	$204.9	$188.8
Cost of sales	$ millions	$(49.1)	$(42.1)	$(133.4)	$(119.5)
Mine operating earnings	$ millions	$23.3	$28.6	$71.5	$69.3
Earnings (loss) for the period	$ millions	$12.9	$(8.2)	$37.4	$3.4
Earnings (loss) per share (basic)	$/share	$0.06	$(0.05)	$0.19	$0.02
Adjusted earnings for the period	$ millions	$12.8	$16.3	$38.8	$32.5
Adjusted earnings per share (basic)	$/share	$0.06	$0.10	$0.19	$0.19
Operating cash flow	$ millions	$21.8	$35.6	$58.4	$67.6
Operating cash flow per share (basic)	$/share	$0.11	$0.21	$0.29	$0.40
Free cash flow	$ millions	$11.1	$20.2	$23.5	$32.0
Free cash flow per share (basic)	$/share	$0.05	$0.12	$0.12	$0.19
Cash costs	$/oz sold	$2,419	$1,876	$2,447	$1,915
Mine-site AISC	$/oz sold	$3,059	$2,647	$3,238	$2,542

				September 30, 2026	December 31, 2025
Cash and cash equivalents	$ millions			$119.5	$63.1
Mine
In Q3 2026, the Company mined 5.3M tonnes of ore, up 111% from 2.5M in Q3 2025, and 3.6M tonnes of waste, up 6% from 3.4M in Q3 2025 at a strip ratio of 0.68, 49% lower than 1.34 in Q3 2025. As a result, mining rates averaged 97,428 tpd compared to 64,488 tpd in Q3 2025, representing a record rate of total material movement at the Mine. This mining rate was achieved this quarter due to the new mining equipment integrated into the fleet over the previous two quarters and shorter haul distances.
The Company mined a total of 12.8M tonnes of ore YTD 2026, up 48% from 8.6M in YTD 2025, and 11.1M tonnes of waste, up 36% from 8.2M in YTD 2025, at a strip ratio of 0.87, 8% lower than 0.95 in YTD 2025.
Production
In Q3 2026, the Company produced 17,652 ounces of gold, compared to 20,653 ounces in Q3 2025. During YTD 2026 the Company produced 46,666 oz gold compared to YTD 2025 of 58,063 oz gold.
Record mining rates this year have increased the ounces stacked on the heap leach pads, driving quarter-over-quarter production growth. Also, a larger share of run-of-mine ("ROM") ore was placed on the pads, which lowered the blended gold recovery rate because ROM ore is expected to recover less gold than crushed ore. The ore stacking and blending strategy used since Q1 is being monitored closely and refined at these higher mining and stacking rates to maintain production guidance.
Sustaining and Non-sustaining capital
During Q3 2026, the Company invested $10.6 million in sustaining capital, compared to $15.4 million in Q3 2025. Sustaining capital investments for YTD 2026 totaled $34.9 million, compared to $35.6 million in YTD 2025. Spending in both Q3 and YTD 2026 reflects the Company's continued reinvestment strategy including new mobile equipment leases and refurbishments, capital stripping and exploration drilling. The Company expects investments in sustaining capital expenditures to continue into the fourth quarter.
The Company also invested $1.3 million in Q3 2026 and $3.9 million in YTD 2026, in non-sustaining growth capital, compared to $1.8 million in Q3 2025 and $2.6 million in YTD 2025. This spending was primarily directed toward mobile equipment leases for the expanded fleet, engineering and permitting work on Phase 3C leach pad facility and growth-focused drilling programs at the Florida Canyon Mine discussed further in the Florida Canyon Exploration section below.
Cash Costs and Mine-site AISC
Cash costs averaged $2,419 per ounce in Q3 2026 and $2,447 per ounce in YTD 2026, and Mine-site AISC averaged $3,059 per ounce in Q3 2026 and $3,238 per ounce in YTD 2026. These metrics were impacted by increased mined, stacked and

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
processed tonnes to support production, lower gold ounces sold during the first quarter, increased royalties and excise taxes resulting from stronger-than-anticipated gold prices, and higher diesel fuel and explosive costs. See Guidance Section 4 above for further details on the 2026 revised guidance.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's revised guidance assumed an average gold price of $4,200 per ounces, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Florida Canyon exploration
In Q3 2026, the Company completed 14,309 meters of drilling, totaling 31,364 meters year to date, of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon Gold mineralization exploration (3) Standard Mine area targets; and (4) greenfield exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures, included in sustaining and non-sustaining capital, totaled $3.0 million in Q3 2026 and $6.8 million in YTD 2026.
Florida Canyon technical report
The Company released the highlights of an updated Technical Report for Florida Canyon on June 25, 2026. The Florida Canyon Technical Report highlighted a materially enhanced operation with an 8-year mine life, a 74% increase in Proven and Probable Mineral Reserve, a 17% increase in annual gold production, a $0.8 billion in after-tax free cash flow and a $601 million after-tax net present value (5%) ("NPV5%"). Mine-site AISC are expected to average approximately $2,331/oz over life-of-mine, highlighting an updated mine plan with increased annual production, a longer mine life, and lower operating costs in the future. The results of the Florida Canyon 43-101 Technical Report were released in a press release "Florida Canyon Feasibility Study Delivers Substantial Increase in Mineral Reserve, Gold Production Over an 8-Year Mine Life and US$0.8 Billion in After-Tax Free Cash Flow" released June 25, 2026. The Technical Report was filed on July 30, 2026.

7. Development Projects
DeLamar capital and project expenses
In Q3 2026, the Company incurred $2.0 million in exploration and project expenses, largely for site general and administrative ("G&A") and external affairs work. The completion of the 2,000 meter development drilling program is scheduled for early Q4 2026. In addition, the Company invested $7.6 million in mineral property, plant, and equipment at DeLamar, including $4.2 million in permitting and engineering activities, and $2.5 million in de-risking activities, of which $2.0 million was for securing equipment.
In YTD 2026, the Company incurred $11.8 million in exploration and project expenses, largely for engineering and permitting work at the DeLamar Project in the first half of 2026, and site G&A costs. In addition, the Company invested $29.8 million in mineral property, plant, and equipment at DeLamar, including $5.8 million in permitting and engineering activities, and $21.4 million in de-risking activities, of which $3.4 million related to an initial deposit to Idaho Power Company to begin planning work on upgrading the existing power infrastructure, and $12.5 million was for the acquisition of a strategic land position near the DeLamar Project.
DeLamar permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.3 was submitted to the BLM on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under the NEPA. The BLM's NEPA process initiated with the publishing of the Notice of Intent ("NOI") on May 29, 2026, initiating a 30-day public scoping process to identify environmental concerns (issues) associated with project implementation. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an EIS and accompanying RoD, anticipated in H2 2027. In the EIS, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project’s permitting timeline was posted to the FAST-41 project dashboard on January 13, 2026 and is available here: www.permits.performance.gov. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency.

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra has been designated a dedicated project advisor from the Permitting Council, who monitors the advancement of the project and supports active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15-month NEPA schedule from start to finish.
The Company completed its feasibility study for the DeLamar Project with an effective date December 8, 2025. The feasibility study for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The feasibility study outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital costs are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
Nevada North capital and development expenses
The Company incurred $2.4 million in Q3 2026 and $3.8 million in YTD 2026, in exploration and development expenses, largely for permitting work. In Q3 2026, the Company completed 4,936 meters of its 7,000 meter resource conversion drilling program. Completion is expected in Q4 2026. Field design of drill roads and drill pads were constructed in Q3 for the scheduled development drilling program of 1,000 meters to start in Q4 2026.
Nevada North permitting
During the quarter the Company also advanced the Nevada North Project, which consists of the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View") (collectively, the "Nevada North Project" or "Nevada North"). Decision record documentation for the Wildcat EPO was complete as of April 9, 2026, and the Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") was received on April 20, 2026, with an effective date of May 5, 2026. The Wildcat EPO, now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns. Additional exploration drilling initiated in August 2026 and will continue in Q4 2026. A preliminary hydrogeological study completed at Wildcat in Q4 2025 provided preliminary data related to groundwater depth, flow direction and water quality. Additional hydrogeological data collection during the 2026 exploration drilling campaign will support the development of a hydrogeological conceptual site model ("HCSM") and further assessment of water management and supply issues that impact mining and reclamation planning.
At Mountain View, environmental analysis for the EPO is also complete, and the NDEP BMRR Reclamation Permit is anticipated in Q4 2026. Once fully approved and permitted, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in Q4 2026 with a target release date in early 2027.
External affairs
During the third quarter of 2026, the Company continued advancing stakeholder engagement, Tribal Nation engagement, and community investment initiatives across its operations and development projects, engaging with over 2,950 stakeholders. At DeLamar, activities included the "Let's Talk DeLamar" series of public meetings designed to facilitate feedback on local community priorities and operational considerations that fall outside the bounds of analysis conducted through NEPA, engagement with local government, ranching associations, conservation organizations, and regional Tribal Nations, with a focus on project development, cultural resource preservation, and early discussions on potential impact mitigation opportunities. At Nevada North, the Company continued strengthening relationships with local government, industry associations, and community stakeholders through targeted outreach and participation in regional initiatives. At Florida Canyon, the Company maintained its community investment and stakeholder engagement programs, supporting local educational, charitable, and community initiatives.

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

8. Financial Performance
Net earnings
During the three and nine months ended September 30, 2026, net earnings were $12.9 million and $37.4 million compared to net loss of $8.2 million and net earnings of $3.4 million for the same period in 2025.
The table below summarizes the differences in net earnings for the three and nine months ended September 30, 2026, compared to the corresponding period in 2025:

	Three months	Nine months	Note
Net earnings (loss), period ended September 30, 2025	$(8,190)	$3,435
Revenue	1,716	16,140	1
Production costs, and royalties and excise taxes	(3,398)	(4,136)
Depreciation	(3,598)	(9,760)
Cost of sales	$(6,996)	$(13,896)	2
Mine operating earnings	$(5,280)	$2,244
Decreased derivative losses	17,155	22,215	3
Decreased (increased) exploration and project expenses	97	(4,655)	4
Decreased other expense	840	4,820	5
Increased general and administrative expenses	(803)	(2,064)	6
Decreased interest and finance expense	1,483	2,192	7
Decreased income tax expense	7,408	9,845	8
Other	182	(589)
Net earnings, period ended September 30, 2026	$12,892	$37,443
1)Revenue
In Q3 2026 the Company sold 16,760 ounces of gold at average realized prices of $4,272 per ounce of gold, generating revenue of $72.4 million, compared to 20,265 ounces at average realized prices of $3,464 per ounce in Q3 2025, resulting in revenues of $70.7 million.
In YTD 2026 the Company sold 45,072 ounces of gold at average realized prices of $4,487 per ounce of gold, generating revenue of $204.9 million, compared to 57,999 ounces of gold at average realized prices of $3,228 per ounce of gold in 2025, resulting in revenues of $188.8 million.
2)Cost of sales
In Q3 2026 cost of sales were $49.1 million, compared to $42.1 million in Q3 2025. Cost of sales were $133.4 million for YTD 2026, compared to $119.5 million in the comparative period of 2025. The increase in cost of sales in both Q3 and YTD 2026 was primarily driven by increased mined, stacked and processed tonnes to support production and higher diesel fuel and explosive costs, in addition to higher depreciation charges resulting from the Company's capital reinvestment into the Florida Canyon Mine.
3)Derivative losses and gains
Derivative losses were $0.6 million in Q3 2026, compared to losses of $17.7 million in Q3 2025. For YTD 2026, the Company recorded derivative losses of $0.5 million, a $22.2 million improvement over losses of $22.7 million in YTD 2025.
The Q3 2026 and YTD 2026 losses both relate to mark-to-market adjustments, as well as realized losses, on the Company's bullion put program. In comparative periods, derivative losses arose primarily from the revaluation of the conversion feature on the Convertible Facility.
4)Exploration and project expenses
The Company recognized exploration and project expenses of $4.5 million in Q3 2026, largely comparable to the $4.6 million expenses incurred in Q3 2025. YTD 2026 saw exploration and project expenses of $15.9 million, an increase of $4.7 million compared to the $11.2 million incurred in 2025.
During Q2 2026, the Company adopted a voluntary change in its accounting policy for exploration and evaluation expenditures. Concurrently, the Company determined that the technical feasibility and commercial viability of

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
extracting a mineral resource from the DeLamar Project had been demonstrated. As a result, the Company capitalized $4.4 million of expenditures in Q3 2026 and $6.6 million of expenditures for YTD 2026 at DeLamar for engineering, and permitting work. Prior to June 2026, this work was expensed as exploration and project expenses.
The overall increase in exploration and project expenses in YTD 2026 is primarily due to increased engineering and permitting work at the DeLamar Project that was expensed until it reached technical feasibility and commercial viability in Q2 2026.
5)Other income (expense)
The Company recorded other income of $0.4 million in Q3 2026 compared to other expenses of $0.4 million in Q3 2025. This improvement resulted largely from $0.4 million in gains on the remeasurement of reclamation provisions recorded in Q3 2026 compared to a $0.2 million loss on the remeasurement of reclamation provisions and a $0.2 million loss on the disposal of mineral property, plant and equipment in Q3 2025.
In YTD 2026, other income totaled $1.3 million, compared to other expenses of $3.5 million in YTD 2025. This improvement resulted largely from $0.5 million in gains on the disposal of mineral property, plant and equipment and $0.5 million in gains on the remeasurement of reclamation provisions recorded in YTD 2026 compared to $1.0 million of non-deductible tax charges and $2.1 million in transaction and integration costs both recognized in YTD 2025.
6)G&A expenses
In Q3 2026 G&A expenses amounted to $3.4 million, compared to $2.6 million recorded in Q3 2025. YTD 2026 G&A expenses totaled $9.6 million, an increase of $2.1 million from the $7.5 million recorded in the comparable 2025 period.
The increase in both Q3 2026 and YTD 2026 G&A expenses is primarily due to increased compensation costs and professional fees.
7)Interest and finance expense
The Company recognized interest and finance expense of $1.0 million in Q3 2026, a decrease of $1.5 million compared to the $2.4 million expense incurred in Q3 2025. In YTD 2026 interest and finance expenses totaled $3.2 million, a decrease of $2.2 million compared to the $5.4 million incurred in YTD 2025.
The decrease in both the quarterly and year-to-date period is primarily attributed to debt interest expenses recognized in 2025 with no amounts in the current period due to the conversion of the Convertible Facility in December of 2025, partially offset by increased lease interest expenses in the current year, largely from the Company's continued investment in financed equipment at Florida Canyon.
8)Income tax expense
In Q3 2026 income tax expenses amounted to $2.2 million, compared to $9.6 million recorded in Q3 2025. YTD 2026 income tax expenses totaled $8.2 million, a decrease of $9.8 million from the $18.0 million recorded in the comparable 2025 period.
The decrease in both Q3 2026 and YTD 2026 income tax expenses is primarily due to the utilization of previously unrecognized tax losses and additional deductions from DeLamar.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q3 2026 totaled $21.8 million, a decrease of $13.8 million compared to the $35.6 million generated in Q3 2025. The primary driver of this decrease is related to a $15.3 million decrease in working capital cash inflow, largely driven by a buildup of inventories.
Cash flows generated by operations totaled $58.4 million for YTD 2026, a decrease of $9.2 million from $67.6 million in the comparable 2025 period. The decrease reflects greater amounts of working capital cash outflow, driven by inventory buildup, partially offset by higher earnings resulting from increased metal prices.
2)Investing activities
Cash used in investing activities was $10.4 million in Q3 2026, compared to $14.7 million in Q3 2025. Investing activity was largely consistent between periods, with the $4.3 million decrease primarily attributable to a $5.3 million release of restricted cash collateral held for bonding of Florida Canyon's reclamation obligation.

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cash used in investing activities totaled $50.6 million in YTD 2026, an increase of $19.2 million from $31.4 million in the comparable 2025 period. The increase was mainly attributable to $26.0 million of additional investment in mineral property, plant, and equipment, including a $17.5 million increase at the DeLamar Project, largely for de-risking activities which included $3.4 million related to an initial deposit to Idaho Power Company to begin planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project, partially offset by a $5.3 million release of restricted cash collateral held for bonding on Florida Canyon's reclamation deposit.
3)Financing activities
Financing activities used $3.0 million of cash in Q3 2026, compared to $2.5 million used in Q3 2025. The increase in cash utilized is primarily attributed to $1.0 million of increased equipment lease payments, largely resulting from equipment financing on equipment at Florida Canyon that was commissioned in Q4 2025 and Q1 2026.
Financing activities generated $48.7 million of cash in YTD 2026, contrasting with $7.6 million utilized in YTD 2025. The change was primarily attributable to $57.5 million of net proceeds from the bought deal public offering completed in February 2026, partially offset by $3.7 million of increased equipment lease payments from the new equipment described above.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Sep 30, 2026	Dec 31, 2025	Change
Cash and cash equivalents	$119,464	$63,086	$56,378
Working capital (1)	$159,494	$92,907	$66,587
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
Liquidity and Capital Resources
The Company continued to strengthen its cash position in Q3 2026, largely from operating earnings at Florida Canyon and release of surety bond cash collateral, partially offset by G&A expenses, and expenditures at the DeLamar and Nevada North projects. For YTD 2026, the significant increase in cash is primarily driven by a $61.6 million ($57.5 million net of underwriting commissions and issuance costs of $4.1 million) bought deal public offering in February 2026. Proceeds from the offering are being used to fund pre-production expenditures at the DeLamar Project and funded the acquisition of a strategic land position near the DeLamar Project in February 2026, and an initial deposit to Idaho Power Company to begin planning work on upgrading the existing power infrastructure. This strengthened financial position provides Integra with the flexibility to continue optimizing Florida Canyon while advancing DeLamar without compromising balance sheet discipline.
For the period ended September 30, 2026, the Company’s working capital rose by $66.6 million. This improvement was largely attributable to a $56.4 million increase in cash, benefiting from the bought deal public offering and robust operational performance and the buildup of $16.8 million in inventories, partially offset an increase of $3.3 million in trade and other payables and a $4.2 million decrease in prepaids and other assets.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
Outstanding Share, Option, RSU and DSU Amounts
As at September 30, 2026, the Company had approximately 4.2 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $1.04 to $8.85 and a weighted average life of 3.28. Approximately 1.7 million of the stock options were vested and exercisable at September 30, 2026, with an average weighted exercise price of CAD $2.12 per share. The Company also had 2.1 million RSUs, 1.1 million DSUs and 6.3 million warrants (exercisable for one common share of the Company with an exercise price of CAD $1.20).

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at November 11, 2026
Common Shares	203,129,414
Options(1)	4,235,071
Restricted Share Units	2,077,331
Deferred Share Units	1,059,113
Warrants	6,004,901
216,505,830
(1)4,223,684 options are exercisable for one share and 243,957 options are exercisable for 0.0467 shares of the Company, respectively.

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gold revenue	$71,602	$70,199	$202,257	$187,249
Gold ounces sold during the period	16,760	20,265	45,072	57,999
Average realized gold price (per oz sold)	$4,272	$3,464	$4,487	$3,228
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures include capitalized stripping and are required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments at the Company's Florida Canyon mine for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Payments for mineral properties, plant and equipment (1)	$8,879	$15,097	$28,735	$31,886
Payments for equipment leases (2)	3,022	2,027	10,013	6,268
Total capital expenditures	11,901	17,124	38,748	38,154
Less: Non-sustaining capital expenditures	(1,258)	(1,756)	(3,857)	(2,573)
Sustaining capital expenditures	$10,643	$15,368	$34,891	$35,581
(1)Includes capitalized stripping.
(2)Comprised primarily of equipment finance leases.

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating cash flow	$21,765	$35,557	$58,361	$67,594
Less: sustaining capital expenditures	(10,643)	(15,368)	(34,891)	(35,581)
Free cash flow	$11,122	$20,189	$23,470	$32,013
Free cash flow per share (basic)	$0.05	$0.12	$0.12	$0.19
Weighted average shares outstanding (basic)	202,853	169,007	199,747	168,882
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	$72,394	$70,678	$204,915	$188,775
Mine operating earnings	23,304	28,584	71,522	69,278
Operating margin	32%	40%	35%	37%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating cash flow	$21,765	$35,557	$58,361	$67,594
Change in working capital	1,755	(13,538)	5,086	(13,288)
Operating cash flow before change in working capital	$23,520	$22,019	$63,447	$54,306
Operating cash flow per share (basic)	$0.11	$0.21	$0.29	$0.40
Operating cash flow before change in working capital per share (basic)	$0.12	$0.13	$0.32	$0.32
Weighted average shares outstanding (basic)	202,853	169,007	199,747	168,882

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cash costs and AISC
Cash costs are a non-GAAP financial metric which includes production costs, and royalties and excise taxes. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Production costs	$36,725	$33,450	$99,770	$96,231
Royalties and excise taxes	4,579	4,456	12,970	12,373
Fair value adjustment to production costs on sale of acquired inventories (1)	32	585	193	3,970
Less: Silver revenue	(792)	(479)	(2,658)	(1,526)
Total cash costs	40,544	38,012	110,275	111,048
Reclamation accretion expense	86	261	777	828
Sustaining capital expenditures	10,643	15,368	34,891	35,581
Mine-site AISC	$51,273	$53,641	$145,943	$147,457
General and administrative expenses	2,290	1,893	6,739	5,429
Share-based compensation	867	510	2,192	1,471
Total AISC	$54,430	$56,044	$154,874	$154,357
Gold ounces sold (oz)	16,760	20,265	45,072	57,999
Cash costs (per Au sold)	$2,419	$1,876	$2,447	$1,915
Mine-site AISC (per Au sold)	$3,059	$2,647	$3,238	$2,542
AISC (per Au sold)	$3,248	$2,766	$3,436	$2,661
(1)This amount reflects a non-cash adjustment to production costs from the sale of inventory that was recorded at fair value as part of the Florida Canyon Mine acquisition.

INTEGRA RESOURCES CORP.	17

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net earnings (loss)	$12,892	$(8,190)	$37,443	$3,435
Increase (decrease) due to:
Transaction and integration costs	—	14	—	2,145
Fair value adjustment to production costs on sale of acquired inventories (1)	(32)	(585)	(193)	(3,970)
Unrealized (gains) losses on derivatives	365	16,923	(111)	21,894
(Gain) loss on disposal of mineral properties, plant and equipment	(5)	215	(474)	266
Current tax effect from adjusting items	(1)	—	(128)	—
Deferred tax expense	(424)	7,889	2,214	8,702
Adjusted earnings	$12,795	$16,266	$38,751	32,472
Weighted average shares outstanding (in 000's) Basic	202,853	169,007	199,747	168,882
Adjusted basic earnings per share	$0.06	$0.10	$0.19	$0.19
(1)This non-cash adjustment to production costs for the three and nine months ended September 30, 2026 and September 30, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

11. Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024, and the increase in gold price since Q4 2024.

	Quarter Ended
	Q3 2026	Q2 2026	Q1 2026	Q4 2025
Revenue	$72,394	$70,797	$61,724	$55,151
Mine operating earnings	$23,304	$23,367	$24,851	$25,269
Earnings (loss) for the period	$12,892	$12,002	$12,549	$(5,678)
Earnings (loss) per common share - basic	$0.06	$0.06	$0.06	$(0.03)
Earnings (loss) per common share - diluted	$0.06	$0.06	$0.06	$(0.03)
Adjusted earnings(1)	$12,795	$13,065	$12,891	$14,775
Adjusted earnings per share(1)	$0.06	$0.06	$0.07	$0.09

	Quarter Ended
	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Revenue	$70,678	$61,072	$57,025	$30,350
Mine operating earnings	$28,584	$25,210	$15,484	$5,374
Earnings (loss) for the period	$(8,190)	$10,642	$983	$9,530
Earnings (loss) per common share - basic	$(0.05)	$0.06	$0.01	$0.13
Earnings (loss) per common share - diluted	$(0.05)	$0.06	$0.01	$0.13
Adjusted earnings(1)	$16,266	$11,772	$4,434	$2,339
Adjusted earnings per share(1)	$0.10	$0.07	$0.03	$0.02
(1)Further information on these non-GAAP financial measures, including detailed reconciliations, is included in Section 10 of this MD&A.

INTEGRA RESOURCES CORP.	18

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

12. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no significant transactions with related parties outside of the ordinary course of business during the three and nine months ended September 30, 2026.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, dated March 24, 2026 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

14. Material Accounting Policies, Standards and Judgements
The material accounting policies, significant judgments, estimates, and assumptions used in preparing these unaudited condensed interim consolidated financial statements are consistent with those described in Note 5 and Note 3 of the 2025 Annual Financial Statements, except for the following:
Change in Accounting Policy: Exploration and Evaluation Assets
The Company adopted a voluntary change in its accounting policy for exploration and evaluation expenditures effective May 29, 2026.
Under the previous policy, exploration and evaluation expenditures were expensed as incurred until the Company had established a National Instrument 43-101 compliant mineral resource, completed a feasibility study, and received the required mining permits, at which point subsequent expenditures were capitalized.
Under the revised policy, exploration and evaluation expenditures are expensed as incurred until the technical feasibility and commercial viability of extracting a mineral resource are demonstrated, being: completion of a feasibility study; declaration of National Instrument 43-101 compliant mineral reserves; and a determination by management that future economic benefits are probable. Expenditures incurred thereafter are capitalized within mineral properties, plant and equipment.
Management believes the new policy results in reliable and more relevant information. Receipt of mining permits is a regulatory and legal matter that is distinct from the technical feasibility and commercial viability assessment contemplated by IFRS 6, and conditioning capitalization on permit receipt deferred asset recognition beyond the point at which future economic benefits become probable. The revised criteria are also consistent with the basis applied by the Company's peers, improving comparability.
In accordance with IAS 8, the change has been applied retrospectively. Because the criteria for capitalization under both the previous and the new policy were not met at any prior reporting date, application of the new policy resulted in no adjustment to amounts previously reported for the comparative periods presented or to the opening consolidated statements of financial position as at January 1, 2025.
Critical judgment: DeLamar Project transition from exploration and evaluation to development
The application of the Company's accounting policy for exploration and evaluation expenditures required judgment to determine when the technical feasibility and commercial viability of the DeLamar Project had been demonstrated, after completion of a feasibility study with NI 43-101 compliant reserves.
The Company considered various factors, including the completion of the DeLamar Feasibility Study with mineral reserves in accordance with National Instrument 43-101, the status of the federal and state permitting processes applicable to the Project, and the Company's intention and ability to proceed with development. On May 29, 2026, the United States Bureau of Land Management published a Notice of Intent ("NOI") in the Federal Register to prepare an Environmental Impact Statement for the DeLamar Project, formally commencing review under the National Environmental Policy Act ("NEPA"), with a Record of Decision anticipated in the second half of 2027. Publication of the Notice of Intent ("NOI") supported

INTEGRA RESOURCES CORP.	19

Management Discussion and Analysis
For the three and nine months ended September 30, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
management's determination that the technical feasibility and commercial viability of the DeLamar Project had been demonstrated.
Effective May 29, 2026, the Company commenced capitalizing expenditures relating to the DeLamar Project within mineral properties, plant and equipment. During the three and nine months ended September 30, 2026, the Company capitalized $4.4 million and $6.6 million, respectively, of expenditures that would previously have been recognized in profit or loss. Effective the same date, the Company transferred capitalized costs from exploration and evaluation assets in the amount of $34.7 million related to the DeLamar Project to assets under construction within mineral properties, plant and equipment. The Company is required to test the carrying value of exploration and evaluation assets for impairment immediately before being reclassified to mineral property, plant and equipment. There was no impairment as a result.
Application of New and Revised Accounting Standards
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, and requires retrospective application. The Company is currently assessing the impact of this standard.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three and nine months ended September 30, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

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